

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

December 19, 2016

Michael F. Bigham
Chairman and Chief Executive Officer
Paratek Pharmaceuticals, Inc.
75 Park Plaza
Boston, MA 02116

      Re: **Paratek Pharmaceuticals, Inc.**
               Registration Statement on Form S-3
               Filed December 16, 2016
               File No. 333-215123

Dear Mr. Bigham:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Dorrie Yale at 202-551-8776 with any questions.

Sincerely,

/s/ Joseph McCann for

Suzanne Hayes
Assistant Director
Office of Insurance and Healthcare

cc: Christopher D. Comeau, Esq. — Ropes & Gray LLP